5-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Legrand
(Translation of registrant's name into English)

82, rue Robespierre - BP 37
93170 Bagnolet Cedex
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

P

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure: Press release dated April 25, 2002 announcing Legrand's results for the first quarter of 2002.

Press release

PRESS RELEASE

PARIS, APRIL 25 2002

First-quarter sales down 3% at constant structure and exchange rates

Resilience in a testing environment

Legrand sales for the first quarter of 2002 came to EUR 770 million, showing a moderate decline of 3% at constant structure and exchange rates from the same period of last year.

As in the fourth quarter of 2001, when sales fell 2.8% at constant structure and exchange rates, this was the result of lackluster market conditions.

Sales in the US and Canada showed a particularly steep **13%** fall in the quarter, whereas sales for the rest of the world were **steady** despite an unfavorable change in the number of business days. This result reflected in particular satisfactory performances in Italy and Latin America.

At constant structure and exchange rates, changes in sales by geographical segment were as follows:

France	- 4.0 %
Italy	+ 6.1 %
Rest of Europe	- 4.7 %
US and Canada	-13.0 %
Rest of the world	+ 4.6 %
Total	- 3.0 %

First-quarter figures once again demonstrate the **resilience** of our group in the face of a testing environment and testify to the **strong commitment** of our staff members. In view of this, and on the continuing assumption of an economic recovery in the second half, Legrand maintains its anticipation that full-year sales should be within a range of moderate decline to limited growth at constant structure and exchange rates.

The Annual General Meeting of Legrand shareholders will be held on June 3, 2002 in Limoges and the dividend for 2001, after deduction of the interim dividend paid on February 4, will be made payable on June 10.

Financial information:
Legrand
Benoît Coquart
Phone: +33-1.4972.5353
Fax: +33-1.4360.5492
Phone: +33-1.4443.6907

Press:
Publicis Consultants
Nicolas Castex
Phone: +33-1.4443.6907
Fax: +33-1.4443.7565

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Legrand has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2002

LEGRAND

By:

Name: Gilles Schnepp
Title: Company Secretary

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